UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2019

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2019

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2019 (our “2018 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2018 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2019	2018
Revenues:
Lease rental income - owned fleet	$128,973	$120,222
Lease rental income - managed fleet (1)	26,553	28,404
Lease rental income	155,526	148,626

Management fees - non-leasing (2)	2,301	1,815

Trading container sales proceeds (2)	13,300	2,401
Cost of trading containers sold (2)	(10,732)	(2,105)
Trading container margin	2,568	296

Gain on sale of owned fleet containers, net	6,767	6,627

Operating expenses:
Direct container expense - owned fleet	11,647	13,696
Distribution expense to managed fleet container investors (1)	24,480	26,231
Depreciation expense	60,944	56,334
Container impairment	800	832
Amortization expense	602	1,822
General and administrative expense (2)	9,830	10,400
Bad debt expense (recovery), net	159	(607)
Total operating expenses	108,462	108,708
Income from operations	58,700	48,656
Other (expense) income:
Interest expense	(37,516)	(31,619)
Interest income	638	303
Realized gain on interest rate swaps, collars and caps, net	1,444	1,184
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(5,738)	2,263
Other, net	—	2
Net other expense	(41,172)	(27,867)
Income before income tax and noncontrolling interests	17,528	20,789
Income tax expense	(373)	(560)
Net income	17,155	20,229
Less: Net income attributable to the noncontrolling interests	(105)	(1,511)
Net income attributable to Textainer Group Holdings Limited common shareholders	$17,050	$18,718
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.30	$0.33
Diluted	$0.30	$0.33
Weighted average shares outstanding (in thousands):
Basic	57,475	57,099
Diluted	57,587	57,530
Other comprehensive income:
Foreign currency translation adjustments	107	106
Comprehensive income	17,262	20,335
Comprehensive income attributable to the noncontrolling interests	(105)	(1,511)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$17,157	$18,824

(1)  Certain amounts for the three months ended March 31, 2018 have been reclassified to present the gross amounts of lease rental income and expenses for the managed fleet instead of the net presentation (see Note 3 “Immaterial Reclassification and Adjustment of Prior Periods”).

(2)  Amounts for the three months ended March 31, 2018 have been reclassified to conform with 2019 presentation (see Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2019 and December 31, 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$132,001	$137,298
Accounts receivable, net of allowance for doubtful accounts of $5,730 and $5,729, respectively (1)	127,300	134,225
Net investment in direct financing and sales-type leases	38,246	39,270
Trading containers	33,801	40,852
Containers held for sale	24,126	21,874
Prepaid expenses and other current assets (1)	19,281	13,325
Insurance receivable	-	9,814
Due from affiliates, net	1,682	1,692
Total current assets	376,437	398,350
Restricted cash	87,522	87,630
Containers, net of accumulated depreciation of $1,342,732 and $1,322,221, respectively	4,182,395	4,134,016
Net investment in direct financing and sales-type leases	147,613	127,790
Fixed assets, net of accumulated depreciation of $11,731 and $11,525, respectively	1,967	2,066
Intangible assets, net of accumulated amortization of $43,868 and $43,266, respectively	6,782	7,384
Interest rate swaps, collars and caps	3,242	5,555
Deferred taxes	2,090	2,087
Other assets	15,670	3,891
Total assets	$4,823,718	$4,768,769
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses (1)	$24,002	$27,297
Container contracts payable	93,265	42,710
Other liabilities	2,047	219
Due to container investors, net (1)	25,354	30,672
Debt, net of unamortized deferred financing costs of $5,667 and $5,738, respectively	177,684	191,689
Total current liabilities	322,352	292,587
Debt, net of unamortized deferred financing costs of $20,589 and $22,248, respectively	3,207,701	3,218,138
Interest rate swaps, collars and caps	7,064	3,639
Income tax payable	9,671	9,570
Deferred taxes	8,188	7,039
Other liabilities	14,433	1,805
Total liabilities	3,569,409	3,532,778
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,032,164 shares issued and 57,402,164 shares outstanding	581	581
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Additional paid-in capital	407,139	406,083
Accumulated other comprehensive loss	(329)	(436)
Retained earnings	826,784	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,225,026	1,206,813
Noncontrolling interests	29,283	29,178
Total equity	1,254,309	1,235,991
Total liabilities and equity	$4,823,718	$4,768,769

(1) Certain amounts for the year ended December 31, 2018 have been reclassified to present the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation (see Note 3 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

Three Months Ended March 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	shareholders' equity	interest	equity
Balances, December 31, 2017 (1)	57,727,220	$578	(630,000)	$(9,149)	$397,821	$(309)	$759,356	$1,148,297	$57,740	$1,206,037
Exercise of share options	2,029	—	—	—	25	—	—	25	—	25
Share-based compensation expense	—	—	—	—	1,504	—	—	1,504	—	1,504
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	18,718	18,718	—	18,718
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,511	1,511
Foreign currency translation adjustments	—	—	—	—	—	106	—	106	—	106
Total comprehensive income										20,335
Balances, March 31, 2018	57,729,249	578	(630,000)	(9,149)	399,350	(203)	778,074	1,168,650	59,251	1,227,901

Balances, December 31, 2018	58,032,164	581	(630,000)	(9,149)	406,083	(436)	809,734	1,206,813	29,178	1,235,991
Share-based compensation expense	—	—	—	—	1,056	—	—	1,056	—	1,056
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	17,050	17,050	—	17,050
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	105	105
Foreign currency translation adjustments	—	—	—	—	—	107	—	107	—	107
Total comprehensive income										17,262
Balances, March 31, 2019	58,032,164	$581	(630,000)	$(9,149)	$407,139	$(329)	$826,784	$1,225,026	$29,283	$1,254,309

(1)

Certain amounts for the year ended December 31, 2017 have been adjusted to defer acquisition fees of the managed fleet as earned over the deemed lease term (see Note 3 “Immaterial Reclassification and Adjustment of Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2019	2018 (1)
Cash flows from operating activities:
Net income	$17,155	$20,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	60,944	56,334
Container impairment	800	832
Bad debt expense (recovery), net	159	(607)
Unrealized loss (gain) on interest rate swaps, collars and caps, net	5,738	(2,263)
Amortization of unamortized deferred debt issuance costs and accretion of bond discount	1,870	2,213
Amortization of intangible assets	602	1,822
Gain on sale of owned fleet containers, net	(6,767)	(6,627)
Share-based compensation expense	1,056	1,504
Changes in operating assets and liabilities	25,552	4,554
Total adjustments	89,954	57,762
Net cash provided by operating activities	107,109	77,991
Cash flows from investing activities:
Purchase of containers and fixed assets	(119,335)	(253,619)
Proceeds from sale of containers and fixed assets	32,885	32,639
Net cash used in investing activities	(86,450)	(220,980)
Cash flows from financing activities:
Proceeds from debt	60,000	714,000
Principal payments on debt	(86,171)	(533,367)
Debt issuance costs	—	(2,674)
Issuance of common shares upon exercise of share options	—	25
Net cash (used in) provided by financing activities	(26,171)	177,984
Effect of exchange rate changes	107	106
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,405)	35,101
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569
Cash, cash equivalents and restricted cash, end of period	$219,523	$272,670

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized losses on interest rate swaps, collars and caps, net	$33,826	$27,755
Net income taxes paid	$15	$14
Receipt of payments on direct financing and sales-type leases, net of income earned	$14,428	$12,893
Supplemental disclosures of noncash operating activities:
Initial recognition of operating lease liability arising from obtaining right-of use assets	$12,024	$-
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$50,555	$27,706
Containers placed in direct financing and sales-type leases	$29,757	$14,335
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$-	$1,246

(1)   Certain amounts for the three months ended March 31, 2018 have been reclassified to conform with 2019 presentation (see Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 11 “Segment Information”).

(2)    Accounting Policies and Recent Accounting Pronouncements

(a)	Basis of Accounting

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (“2018 Form 20-F”) filed with the Securities and Exchange Commission on March 25, 2019.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2019, and the Company’s condensed consolidated results of operations for the three months ended March 31, 2019 and 2018, condensed consolidated stockholder’s equity for the three months ended March 31, 2019 and 2018 and condensed consolidated cash flows for the three months ended March 31, 2019 and 2018. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2019.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) is a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1%, TAP owns 49.9% of the common shares of TAP Funding, and TAP Funding is a voting interest entity (“VME”).  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s condensed consolidated balance sheets and the net income attributable to the noncontrolling interest’s operations is shown as net income attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive income.

TWCL

The Company had a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW. In October 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW from WFC for a cash consideration of $29,658. The Company accounted for this equity transaction as a reduction in the related noncontrolling interest.

Prior to the capital restructuring, the Company had determined that it had a variable interest in TW and that TW was a variable interest entity (“VIE”). The Company consolidated TW as the Company had determined that it was the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company had the power to direct the activities of TW that most significantly impact TW’s economic performance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

After the capital restructuring which was effective on October 1, 2018, TW became a wholly-owned subsidiary or a VME of TL. Therefore, there is no noncontrolling interest in TW on the Company’s condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018. The TW net income attributable to the noncontrolling interests’ operations for the period ending March 31, 2018 is shown as net income attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive income. There is no TW net income attributable to the noncontrolling interests’ operations for the period ending March 31, 2019 on the Company’s condensed consolidated statements of comprehensive income.

(c)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s owned containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of March 31, 2019 and December 31, 2018 were as follows:

	March 31, 2019			December 31, 2018
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than folding flat rack and open top containers:
20' standard	$1,625,272	$(380,715)	$1,244,557	$1,632,927	$(381,929)	$1,250,998
40' standard	182,214	(65,309)	116,905	191,354	(69,463)	121,891
40' high cube	2,424,035	(550,411)	1,873,624	2,376,975	(540,349)	1,836,626
45' high cube dry van	28,699	(10,400)	18,299	29,305	(10,034)	19,271
Refrigerated containers:
20' standard	20,716	(6,415)	14,301	20,883	(6,153)	14,730
20' high cube	5,135	(2,801)	2,334	5,148	(2,714)	2,434
40' high cube	1,066,085	(293,406)	772,679	1,030,078	(279,661)	750,417
Floating flat rack and open top containers:
20' folding flat rack	17,477	(4,195)	13,282	16,641	(4,068)	12,573
40' folding flat rack	48,012	(16,381)	31,631	46,182	(16,052)	30,130
20' open top	13,098	(1,479)	11,619	13,152	(1,419)	11,733
40' open top	27,416	(5,220)	22,196	27,629	(5,086)	22,543
Tank containers	66,968	(6,000)	60,968	65,963	(5,293)	60,670
	$5,525,127	$(1,342,732)	$4,182,395	$5,456,237	$(1,322,221)	$4,134,016

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s leasing equipment for the three months ended March 31, 2019 and 2018.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Write-Off of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amount of container rental equipment that is unlikely to be recovered from lessees in default. During the three months ended March 31, 2019, container impairment included $11 for containers that were unlikely to be recovered from lessees in default. There were no recorded losses from write-off of containers that were unlikely to be recovered from lessees in default for the three months ended March 31, 2018.

Impairment of Containers Held for Sale

The Company records impairment to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation is removed, and any resulting gain or loss is recognized. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

Container impairment of $789 and $832, for the three months ended March 31, 2019 and 2018, respectively, was recorded to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversal of previously recorded impairments on containers held for sale due to rising used container prices and for gain on container recovery.

(d)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet for the three months ended March 31, 2019 and 2018, as well as there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable from its owned fleet as of March 31, 2019 and December 31, 2018:

	Three Months Ended
	March 31,
Lease Rental Income - owned fleet	2019	2018
Customer A	13.6%	13.3%
Customer B	13.3%	14.2%

Gross Accounts Receivable – owned fleet	March 31, 2019	December 31, 2018
Customer A	16.2%	21.3%
Customer B	11.3%	10.7%

(e)   Net Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended
	March 31,
Share amounts in thousands	2019	2018
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$17,050	$18,718
Denominator:
Weighted average common shares outstanding - basic	57,475	57,099
Dilutive share options and restricted share units	112	431
Weighted average common shares outstanding - diluted	57,587	57,530
Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.30	$0.33
Diluted	$0.30	$0.33

Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,603	1,213

(f)	Fair Value Measurements

Fair Value of Derivative Instruments

The Company has utilized the income approach to measure the fair value of its notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $3,242 and $7,064 as of March 31, 2019, respectively, and a fair value asset and a fair value liability of $5,555 and $3,639 as of December 31, 2018, respectively, which are inclusive of counterparty risk. The credit valuation adjustment was determined to be $108 (which was a reduction to the net fair value liability) and $49 (which was an addition to the net fair value asset) as of March 31, 2019 and December 31, 2018, respectively. The change in fair value for the three months ended March 31, 2019 and 2018 of $(5,738) and $2,263, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized (loss) gain on interest rate swaps, collars and caps, net.

Fair Value of Containers Held for Sale

The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company’s containers held for sale that have been impaired to their estimated fair value less cost to sell had a fair value asset of $11,101 and $8,409 as of March 31, 2019 and December 31, 2018, respectively. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale.

Fair Value of Other Assets and Liabilities

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to container investors, net, debt and interest rate swaps, collars and caps.

At March 31, 2019 and December 31, 2018, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $186,524 and $167,758 at March 31, 2019 and December 31, 2018, respectively, compared to book values of $185,859 and $167,060 at March 31, 2019 and December 31, 2018, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,138,671 and $3,149,755 at March 31, 2019 and December 31, 2018, respectively, compared to book values of $3,385,385 and $3,409,827 at March 31, 2019 and December 31, 2018, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(g)	Reclassifications and Changes in Presentation

Certain prior period amounts for the three months ended March 31, 2018 have been reclassified to conform to the presentation for the current period and to the 2018 Form 20-F. The Company reclassified the amounts of management fees earned from non-leasing services for the managed fleet out of the separate line item “management fees” to the separate line item “management fees – non-leasing” in the condensed consolidated statements of comprehensive income (See Note 3 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 5 “Managed Container Fleet”). The Company also reclassified the amounts out of the separate line items “short-term incentive compensation expense” and “long-term incentive compensation expense” to be included within the line item “general and administrative expense” in the condensed consolidated statements of comprehensive income. The Company also presented a separate line item for the “trading container margin”, which is the net of “trading container sales proceeds” and “cost of trading containers sold”, which was reclassified out of the operating expenses, in the condensed consolidated statements of comprehensive income. The changes in presentation has no impact on “net income”.

Certain prior period amounts for the year ended December 31, 2018 have been reclassified to conform to the current period presentation. The Company reclassified the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses for the managed fleet out of the separate line item “due to container investors, net” to the separate line items “accounts receivable, net”, “prepaid expenses and other current assets” and “accounts payable and accrued expenses” in the condensed consolidated balance sheets (See Note 3 “Immaterial Reclassification and Adjustment of Prior Periods” and Note 5 “Managed Container Fleet”). The Company also reclassified the amounts out of the separate line item “accrued expenses” to be included within the line item “accounts payable and accrued expenses” in the condensed consolidated balance sheets. The changes in presentation have no impact on “total equity”.

Additionally, upon adoption of ASC 842, the Company reclassified the amounts out of the separate line item “receipt of payments on direct financing and sales-type leases, net of income earned” in cash flows from investing activities to be included within the line item “changes in operating assets and liabilities” in cash flows from operating activities in the condensed consolidated statements of cash flows. The changes in presentation have no impact on “net increase in cash, cash equivalents and restricted cash”. Also, see Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements – Leases”.

(h)	Revenue Recognition

The components of the Company’s revenue as presented in the condensed consolidated statements of comprehensive income and in Note 11 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines. Total lease rental income, as reported in the condensed consolidated statements of comprehensive income, includes all rental charges billed to the lessees. Total lease rental income also includes rental charges for the managed fleet owned by Container Investors, as the management agreements with these Container Investors convey to the Company the right to control the use of the managed containers, for lease accounting purposes pursuant to guidance under FASB Accounting Standards Codification 840, Leases, (“ASC 840”) and effective for the Company for the 2019 fiscal year, guidance under FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”).

Revenue is recorded when earned according to the terms of the container rental contracts with customers. Revenue is earned and recognized evenly over the period that the equipment is on lease. These contracts are typically for terms of five or more years and are generally classified as operating leases. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Lease rental income comprises of daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan.

Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life and ordinarily provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Gain on sale of owned fleet containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

Management Fee Revenue

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and disposition of containers under management. The Company’s net acquisition fees and sales commissions, which are presented as management fees from non-leasing services in the condensed consolidated statements of comprehensive income, are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of managed containers, respectively. Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

Container Resale Revenue

The Company’s trading container sales proceeds arise from the resale of used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale. Revenue is recorded at a point in time following the transfer of control of the containers to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

(i)	Leases

The Company adopted ASU 2016-02 on the effective date of January 1, 2019 by using the effective date transition method and by electing the “package of practical expedients”. Accordingly, the Company initially applied the provisions of the new lease guidance at the adoption date of January 1, 2019, without adjusting the presented comparative periods and without reassessing as follows:

•	whether any expired or existing contracts are or contain leases under Topic 842;
•	whether the lease classification for any expired or existing leases would be different in accordance with Topic 842; and
•	whether the unamortized initial direct costs for any existing leases would have met the definition of initial direct costs in Topic 842 at lease commencement.

As a result of the adoption of the new lease accounting guidance, the Company (as a lessee) recognized the following in the condensed consolidated balance sheets for all existing leases for office space on January 1, 2019, with the exception for short-term leases and leases that commence at or near the end of the underlying asset’s economic life:

(i)

Right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company recognized ROU assets for existing office space leases amounting to $12,393, which represents the lease liability of $14,891 adjusted for a deferred rent liability of $2,575 and prepaid rent asset of $77; and

(ii)

Lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. The Company recognized lease liabilities amounting to $14,891, which represented the present value of the remaining lease payments payable under operating lease contracts of $17,621, discounted using the Company’s approximate incremental borrowing rate of 4.17%.

As a result of the adoption of the new lease accounting guidance, the Company’s accounting (as a lessor) for sales-type leases, direct financing leases and operating leases will remain substantially unchanged. The Company is required to present all cash receipts from leases, including principal payments received from direct financing and sales-type leases, within operating activities in the Company’s condensed consolidated statements of cash flows. Accordingly, receipts of payments on direct financing and sales-type lease leases, net of income earned amounting to $12,893 for the three months

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

ended March 31, 2018 was reclassified from “net cash (used in) provided by investing activities” to “net cash provided by operating activities”.

The adoption of ASU 2016-02 did not have an impact on the timing of revenue recognition relating to lease rental income or in its condensed consolidated statements of comprehensive income. The Company did not record a cumulative adjustment related to the adoption of ASU 2016-02. See Note 2 (h) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition”, Note 7 “Leases” and Note 8 “Direct Financing and Sales-Type Leases” for further discussions.

(j)	Recently Issued Accounting Standards

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects net investments in leases and the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Further, ASU 2018-19 was issued in November 2018 to clarify that operating lease receivables should be accounted for under the new lease standard, Topic 842, and are not within the scope of Topic 326. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-13 in fiscal year 2019.

In October 2018, the FASB issued Accounting Standards Update No. 2018-17, Consolidation – Targeted Improvements to Related Party Guidance for Variable Interest Entities (Topic 810) (“ASU 2018-17”). The related party guidance for variable interest entities amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. Therefore, these amendments likely will result in more decision makers not consolidating VIEs. ASU 2018-17 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company does not expect the adoption to have a material effect on its consolidated financial statements.

(3)	Immaterial Reclassification and Adjustment of Prior Periods

From time to time, the Company purchases containers for and on behalf of Container Investors. These containers are funded entirely by the Container Investors and all risks and rewards of ownership of these containers vest and remain exclusively with the Container Investors.

The Company enters into management agreements with the Container Investors, whereby the Company in its capacity as an agent for the Container Investors, leases out the containers for and on behalf of the Container Investors and manages all the Container Investors’ rights and obligations in respect of such leases. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the containers. The Container Investors pay the Company an acquisition fee for acquiring the containers on their behalf at the time of acquisition and a fee for management services, including services associated with selling containers on behalf of Container Investors, on a monthly-basis.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Prior to 2018, the Company recognized the acquisition fees and management fees referred to above as revenue when earned and did not recognize the lease rental income and expenses generated from the managed containers on the basis that such revenue and expenses belonged to the Container Investors.

During 2018, it was determined that the management arrangements set out above are deemed to convey to the Company the right to control the use of the managed containers and that such arrangements for accounting purposes meet the definition of a lease under the guidance of ASC 840. Accordingly, the Company modified its financial statement presentation of the operating results for the containers managed by the Company for the Container Investors.

As a result of this lease accounting requirement under ASC 840, the Company’s lease management fee income, previously presented on a net basis, was reclassified and presented on a gross basis for the three months ended March 31, 2018 in the Company’s condensed consolidated statements of comprehensive income. It was also determined that the acquisition fees received for the purchase of managed containers should be deferred and amortized over the deemed lease term. The Company previously recognized these revenues at the time of purchase of the managed containers on behalf of the Container Investors.

Moreover, it was determined during 2019 that the accounts receivable and vendor payables arising from direct container operations of the managed containers should be recognized on a gross basis in the Company’s consolidated balance sheets. The Company previously excluded the gross balances of these accounts from the Company’s consolidated balance sheets and recorded amounts due to third-party owners on a net basis in “due to container investors, net” in the consolidated balance sheets (see Note 5 “Managed Container Fleet” and Note 6 “Transactions with Affiliates and Container Investors”).

In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, management evaluated the materiality of the prior period adjustments from both a quantitative and qualitative perspective and concluded that the reclassification and adjustments of prior periods were immaterial to the Company’s prior period interim and annual consolidated financial statements, thus, no amendments to previously filed interim or annual reports are required.

The change in the presentation for the managed fleet from net to gross amounts had an immaterial effect on the Company's condensed consolidated balance sheets, condensed consolidated statements of cash flow and on its “net income” in the condensed consolidated statements of comprehensive income.

The impact of the reclassification and adjustment in the condensed consolidated statements of comprehensive income and condensed consolidated balance sheets as of March 31, 2018 and December 31, 2018, respectively are as follows:

	Three Months Ended March 31, 2018
	As Reported	Adjustment	As Restated
Comprehensive Income:
Lease rental income - managed fleet	$-	$28,404	$28,404
Distribution expense to managed fleet container investors	$-	$(26,231)	$(26,231)
Management fees - non-leasing	$-	$1,815	$1,815
Management fees	$3,988	$(3,988)	$-
	As of December 31, 2018
	As Reported	Adjustment	As Restated
Balance Sheet:
Accounts receivable, net	$110,222	$24,003	$134,225
Prepaid expenses and other current assets	$12,855	$470	$13,325
Total current assets	$373,877	$24,473	$398,350
Total assets	$4,744,296	$24,473	$4,768,769
Accounts payable and accrued expenses	$(25,174)	$(2,123)	$(27,297)
Due to container investors, net	$(8,322)	$(22,350)	$(30,672)
Total current liabilities	$(268,114)	$(24,473)	$(292,587)
Total liabilities	$(3,508,305)	$(24,473)	$(3,532,778)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The change in the timing of revenue recognition for acquisition fees for managed containers owned by Container Investors resulted in a cumulative decrease of $4,245 to the retained earnings balance at December 31, 2017 in the condensed consolidated statements of shareholders’ equity and an increase of $4,245 in accrued expense and a decrease for the same amount in retained earnings recorded in the condensed consolidated balance sheet at December 31, 2017, with an immaterial effect on the Company’s condensed consolidated statements of comprehensive income.

See Note 1 “Nature of Business and Summary of Significant Accounting Polices” and Note 2 “Immaterial Reclassification and Adjustment of Prior Periods” to our Annual Report on 2018 Form 20-F for further information.

  (4)   Insurance Receivable and Impairment

During the second half of 2018, four of the Company’s customers became insolvent and the total net book value of its owned containers leased by these insolvent customers was $23,044. The Company recorded container impairment of $12,543 on the unrecoverable containers for these insolvent customers in the condensed consolidated statements of comprehensive income during the six months ended December 31, 2018. Gain on container recovery of $731 was recorded as a credit to container impairment and container recovery cost of $27 was recorded in direct container expense for these insolvent customers in the condensed consolidated statements of comprehensive income during the three months ended March 31, 2019. The Company also recorded bad debt expense of $2,049 in the condensed consolidated statements of comprehensive income to fully reserve for these insolvent customers’ outstanding accounts receivable during 2018. There is no insurance receivable associated with these insolvent customers as respective losses are below the insurance deductible.

In August 2016, one of the Company’s customers filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. The Company entered into a final agreement with the insurance companies on December 31, 2018 and the total remaining payments of $9,814 for the Company’s owned fleet were received in January and early February 2019. As of March 31, 2019, there is no insurance receivable for the Company’s owned fleet related to this bankrupt customer.

(5)    Managed Container Fleet

Lease rental income and expenses from the managed fleet owned by Container Investors is presented on a gross basis in the Company’s condensed consolidated statements of comprehensive income.

Lease rental income – managed fleet represents rental charges billed to the lessee for the managed fleet owned by Container Investors, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Distribution expense to managed fleet container investors represents the amounts distributed to the Container Investors on net operating income of the managed fleet, reduced by the management fees earned and retained by the Company. The amount also includes direct container expenses of the managed containers.

While required to be reflected, pursuant to ASC 840 and Topic 842, as revenues and expenses of the Company, the Company does not have any beneficial rights to lease rental income generated by the managed fleet. All risks and benefits associated with ownership of the managed containers remain entirely with the Container Investors.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions from disposition of managed containers on behalf of the Container Investors.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Lease management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three months ended March 31, 2019 and 2018 were as follows (see Note 6 “Transactions with Affiliates and Container Investors”):

	Three Months Ended March 31,
	2019	2018
Lease rental income - managed fleet	$26,553	$28,404
Less: distribution expense to managed fleet container investors	(24,480)	(26,231)
Management fees from leasing	2,073	2,173
Management fees from non-leasing services	2,301	1,815
Total management fees	$4,374	$3,988

The Company’s condensed consolidated balance sheets also include the accounts receivable from the managed fleet which are uncollected lease billings related to the containers managed by the Company for the Container Investors. Amounts billed under sub-leases for the managed fleet are recorded in accounts receivable with a corresponding credit to due to Container Investors. As sub-lessor, accounts receivable from the managed fleet represent receivables from lessees that the Company is required to remit to the Container Investors once paid in accordance with the management agreements. The Company’s condensed consolidated balance sheets also include the prepaid expenses, accounts payable and accrued expenses related to the containers managed by the Company for the Container Investors.

The following table provides a reconciliation of the accounts receivable, prepaid expenses and other current assets, and accounts payable and accrued expenses from the managed fleet to the total amount as of March 31, 2019 and December 31, 2018 in the condensed consolidated balance sheets (also, see Note 6 “Transactions with Affiliates and Container Investors”). Accounts receivable related to the owned fleet pertains to the Company’s uncollected lease billings related to the containers owned by the Company. Prepaid expenses and other current assets and accounts payable and accrued expenses related to the owned fleet represents the Company’s general and administrative costs and operating costs arising from the containers owned by the Company.

	March 31, 2019	December 31, 2018
Total accounts receivable	$127,300	$134,225
Less: accounts receivable - owned fleet	(105,205)	(110,222)
Accounts receivable - managed fleet	$22,095	$24,003

Total prepaid expenses and other current assets	$19,281	$13,325
Less: prepaid expenses and other current assets - owned fleet	(18,861)	(12,855)
Prepaid expenses and other current assets - managed fleet	$420	$470

Total accounts payable and accrued expenses	$24,002	$27,297
Less: accounts payable and accrued expenses - owned fleet	(19,655)	(25,174)
Accounts payable and accrued expenses - managed fleet	$4,347	$2,123

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(6)	Transactions with Affiliates and Container Investors

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Total fees earned from management of the containers, including acquisition fees and sales commissions for the three months ended March 31, 2019 and 2018 were as follows:

	Three Months Ended March 31,
	2019	2018
Fees from affiliated Container Investors	$972	$921
Fees from unaffiliated Container Investors	3,064	2,575
Fees from Container Investors	4,036	3,496
Other fees	338	492
Total management fees	$4,374	$3,988

Due from affiliates, net of $1,682 and $1,692, as of March 31, 2019 and December 31, 2018, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees, and the Company’s advance of equipment purchases paid on behalf of an affiliated Container Investors.

The following table provides a summary of due to container investors, net at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Affiliated Container Investors	$5,227	$5,718
Unaffiliated Container Investors	20,127	8,222
Due to container investors, net	$25,354	$30,672

Accounts receivable - managed fleet	$22,095	$24,003
Accounts payable and accrued expenses - managed fleet	(4,347)	(2,123)
Prepaid expenses and other current assets - managed fleet	(420)	(470)
	17,328	21,410
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	8,026	9,262
Due to container investors, net	$25,354	$30,672

(7)	Leases

(a)	Lessor

The Company’s lease rental income on operating leases and direct financing and sales-type leases for the three months ended March 31, 2019 were as follows:

	Owned	Managed	Total
Interest income on net investment in direct financing and sales-type leases	$2,997	$—	$2,997
Lease rental income - operating leases	118,283	25,070	143,353
Variable lease revenue	7,693	1,483	9,176
Total lease rental income	$128,973	$26,553	$155,526

For direct financing and sales-type leases, the net selling loss recognized at lease commencement in the amount of $297 and $103 for the three months ended March 31, 2019 and 2018, respectively, are included in gain on sale of owned fleet containers, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of March 31, 2019:

	Owned	Managed	Total
Year ending March 31:
2020	$290,275	$46,049	$336,324
2021	224,885	31,961	256,846
2022	173,304	19,541	192,845
2023	138,789	9,683	148,472
2024 and thereafter	267,838	22,396	290,234
Total future minimum lease payments receivable	$1,095,091	$129,630	$1,224,721
(b)	Lessee

The Company has entered into several operating leases for office space. Operating ROU lease assets and obligations are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less (see Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements – Leases”).

As of March 31, 2019, operating leases included in ROU lease assets amounted to $12,024, which was reported in other assets in the condensed consolidated balance sheets. As of March 31, 2019, total lease liabilities amounted to $14,509, of which amounts due within one year of $1,783 were reported in other liabilities – current. Long-term lease obligations which are due beyond one year of $12,726 were reported in other liabilities – non-current in the condensed consolidated balance sheets. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is reported in general and administrative expense in the condensed consolidated statements of comprehensive income.

Three Months Ended March 31, 2019
Operating lease cost	$532
Short-term and variable lease cost	8
Total rent expense	$540

Cash paid for amounts included in the measurement of lease liabilities	534
Weighted-average remaining lease term	6 years
Weighted-average discount rate	4.17%

Future minimum lease payment obligations under the Company’s noncancelable operating leases at March 31, 2019 were as follows:

Operating Leases
Year ending March 31:
2020	$2,187
2021	2,169
2022	2,033
2023	1,950
2024 and thereafter	8,778
Total lease payments	17,117
Less imputed interest	(2,608)
Total operating lease liabilities	$14,509

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(8)	Direct Financing and Sales-type Leases

The Company leases its owned containers under direct financing and sales-type leases. The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018 were as follows:

	March 31, 2019	December 31, 2018
Future minimum lease payments receivable	$224,359	$196,041
Residual value of containers	11,384	11,393
Less unearned income	(49,884)	(40,374)
Net investment in direct financing and sales-type leases	$185,859	$167,060
Amounts due within one year	$38,246	$39,270
Amounts due beyond one year	147,613	127,790
Net investment in direct financing and sales-type leases	$185,859	$167,060

 The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees. If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net was applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of March 31, 2019, the aging would be as follows:

1-30 days past due	$-
31-60 days past due	48
61-90 days past due	-
Greater than 90 days past due	1,741
Total past due	1,789
Current	222,570
Total future minimum lease payments	$224,359

The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the three months ended March 31, 2019 are as follows:

Balance as of December 31, 2018	$702
Additions charged to expense	22
Write-offs	(12)
Balance as of March 31, 2019	$712

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of March 31, 2019:

Twelve months ending March 31:
2020	$49,192
2021	38,015
2022	43,154
2023	20,807
2024 and thereafter	73,191
Total future minimum lease payments receivable	$224,359

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Income Taxes

The Company’s effective tax rates were 2.13% and 2.69% for the three months ended March 31, 2019 and 2018, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions.  It is also affected by discrete items that may occur in any given period.

(10)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2019 and December 31, 2018:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	March 31, 2019		December 31, 2018
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$628,857	4.38%	$654,485	4.36%	August 2024
TL Revolving Credit Facility	1,312,492	3.99%	1,272,074	4.00%	September 2023
TAP Funding Revolving Credit Facility	165,177	4.43%	171,937	4.41%	December 2021
TMCL VI Term Loan	267,496	4.30%	276,210	4.30%	February 2038
2017-1 Bonds	344,013	3.91%	353,884	3.91%	May 2042
2017-2 Bonds	426,467	3.73%	435,838	3.73%	June 2042
2018-1 Bonds	240,883	4.14%	245,399	4.14%	July 2043
Total debt obligations	$3,385,385		$3,409,827
Amount due within one year	$177,684		$191,689
Amounts due beyond one year	$3,207,701		$3,218,138

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

In April 2019, Textainer Marine Containers VII Limited (“TMCL VII”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries issued $328,900 of aggregate Class A and $21,100 of aggregate Class B Series 2019-1 Fixed Rate Asset Backed Notes (“the 2019-1 Bonds”). Proceeds from 2019-1 Bonds were primarily used to pay down debt of our secured debt facility and revolving credit facility (see Note 13 “Subsequent Events”).

The Company’s debt agreements contain various restrictive financial and other covenants and the Company was in full compliance with these restrictive covenants at March 31, 2019.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of March 31, 2019:

	Twelve months ending March 31,						Available Borrowing,	Current and Available Borrowing,
	2020	2021	2022	2023	2024 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base	Total Commitment
TMCL II Secured Debt Facility (1)	$48,754	$58,052	$55,722	$55,722	$413,286	$631,536	$7,855	$639,391	$1,200,000
TL Revolving Credit Facility	—	—	—	—	1,320,000	1,320,000	150,988	1,470,988	1,500,000
TAP Funding Revolving Credit Facility	10,815	16,357	138,978	—	—	166,150	5,605	171,755	190,000
TMCL VI Term Loan	26,121	25,500	25,500	25,500	167,252	269,873	—	269,873	269,873
2017-1 Bonds	37,100	42,136	55,352	64,330	148,204	347,122	—	347,122	347,122
2017-2 Bonds (2)	41,906	45,734	58,676	70,222	213,759	430,297	—	430,297	430,297
2018-1 Bonds (2)	18,655	18,655	18,655	18,655	172,043	246,663	—	246,663	246,663
Total (3)	$183,351	$206,434	$352,883	$234,429	$2,434,544	$3,411,641	$164,448	$3,576,089	$4,183,955

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Future scheduled payments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $56 and $2,747, respectively.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $23,453.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 12” in our 2018 Form 20-F.

Derivative Instruments

The Company has entered into interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of March 31, 2019:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.70% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023	$1,033,517
Interest rate cap contracts with several banks with fixed rates between 3.70% and 5.10% per annum, nonamortizing notional amounts, with termination dates through August 15, 2021	200,000
Total notional amount as of March 31, 2019	$1,233,517

The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized (loss) gain on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(11)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. Prior year amounts have been modified to reflect the reclassification adjustments discussed in Note 3 “Immaterial Reclassification and Adjustment of Prior Periods”. The following tables show segment information for the three months ended March 31, 2019 and 2018, reconciled to the Company’s income before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive income:

	Container	Container	Container
Three Months Ended March 31, 2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$128,599	$374	$-	$-	$-	$128,973
Lease rental income - managed fleet	-	26,553	-	-	-	26,553
Lease rental income	$128,599	$26,927	$-	$-	$-	$155,526
Management fees - non-leasing from external customers	$52	$978	$1,271	$-	$-	$2,301
Inter-segment management fees	$-	$12,491	$2,527	$-	$(15,018)	$-
Trading container margin	$-	$-	$2,568	$-	$-	$2,568
Gain on sale of owned fleet containers, net	$6,767	$-	$-	$-	$-	$6,767
Depreciation expense	$62,548	$172	$-	$-	$(1,776)	$60,944
Container impairment	$800	$-	$-	$-	$-	$800
Interest expense	$37,516	$-	$-	$-	$-	$37,516
Realized gain on interest rate swaps, collars and caps, net	$1,444	$-	$-	$-	$-	$1,444
Unrealized loss on interest rate swaps, collars and caps, net	$5,738	$-	$-	$-	$-	$5,738
Segment income (loss) before income tax and noncontrolling interests	$6,749	$6,862	$5,163	$(921)	$(325)	$17,528
Total assets	$4,687,690	$162,170	$45,782	$10,320	$(82,244)	$4,823,718
Purchases of long-lived assets	$169,817	$73	$-	$-	$-	$169,890

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Three Months Ended March 31, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$119,673	$549	$-	$-	$-	$120,222
Lease rental income - managed fleet	-	28,404	-	-	-	28,404
Lease rental income	$119,673	$28,953	$-	$-	$-	$148,626
Management fees - non-leasing from external customers	$59	$667	$1,089	$-	$-	$1,815
Inter-segment management fees	$-	$12,976	$2,597	$-	$(15,573)	$-
Trading container margin	$-	$-	$296	$-	$-	$296
Gain on sale of owned fleet containers, net	$6,627	$-	$-	$-	$-	$6,627
Depreciation expense	$57,758	$203	$-	$-	$(1,627)	$56,334
Container impairment	$832	$-	$-	$-	$-	$832
Interest expense	$31,619	$-	$-	$-	$-	$31,619
Realized gain on interest rate swaps, collars and caps, net	$1,184	$-	$-	$-	$-	$1,184
Unrealized gain on interest rate swaps, collars and caps, net	$2,263	$-	$-	$-	$-	$2,263
Segment income (loss) before income tax and noncontrolling interests	$14,884	$5,824	$2,680	$(1,071)	$(1,528)	$20,789
Total assets	$4,539,800	$150,109	$10,057	$6,463	$(81,847)	$4,624,582
Purchases of long-lived assets	$281,118	$207	$-	$-	$-	$281,325

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three months ended March 31, 2019 and 2018 based on customers’ and container owners’ primary domicile, respectively:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended March 31,
	2019	Percent of Total	2018	Percent of Total
Lease rental income:
Asia	$83,275	53.5%	$78,628	52.9%
Europe	62,221	40.0%	59,454	40.0%
North / South America	9,294	6.0%	9,508	6.4%
All other international	736	0.5%	1,036	0.7%
	$155,526	100.0%	$148,626	100.0%
Management fees - non-leasing:
Bermuda	$1,285	55.8%	$914	50.3%
Europe	576	25.0%	405	22.3%
North / South America	340	14.8%	493	27.2%
Asia	4	0.2%	1	0.1%
All other international	96	4.2%	2	0.1%
	$2,301	100.0%	$1,815	100.0%

 The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three months ended March 31, 2019 and 2018 based on the location of sale:

	Three months ended March 31,
	2019	Percent of Total	2018	Percent of Total
Trading container sales proceeds:
Asia	$8,917	67.0%	$2,013	83.8%
North / South America	2,874	21.6%	131	5.5%
Europe	1,498	11.3%	245	10.2%
All other international	11	0.1%	12	0.5%
	$13,300	100.0%	$2,401	100.0%
Gain on sale of owned fleet containers, net:
Asia	$2,453	36.2%	$4,588	69.2%
Europe	2,244	33.2%	743	11.2%
North / South America	2,101	31.0%	1,376	20.8%
All other international	(31)	(0.4)%	(80)	(1.2)%
	$6,767	100.0%	$6,627	100.0%

(12)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $87,522 and $87,630 as of March 31, 2019 and December 31, 2018, respectively.

(b)  Container Commitments

At March 31, 2019, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2019 in the total amount of $119,734.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(c)   Distribution Expense to Managed Fleet Container Investors

The Company’s operating expenses related to the distribution expense to managed fleet owned by Container Investors are variable payments based upon the net operating income for each managed container (see Note 5 “Revenue from Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(13)	Subsequent Event

On April 24, 2019, TMCL VII issued $328,900 of aggregate Class A and $21,100 of aggregate Class B Series 2019-1 Fixed Rate Asset Backed Notes (“the 2019-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2019-1 Bonds totaling $350,000 represent partially-amortizing notes payable over a scheduled payment term of 7.5 years, but not to exceed a maximum payment term of 25 years. Under the terms of the 2019-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the 2019-1 Bonds were primarily used to pay down debt in our secured debt facility and revolving credit facility. The 2019-1 Bonds are secured by a pledge of TMCL VII’s total assets.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2019 (our “2018 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing 3.4 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 250 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for almost 30 years.

We have purchased an average of almost 240,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2019, we owned containers accounting for approximately 79.5% of our fleet.
•

Container Management. As of March 31, 2019, we managed containers on behalf of 14 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of March 31, 2019, total managed containers accounted for approximately 20.5% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of March 31, 2019:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,504,900	676,905	3,181,805	2,248,802	603,686	2,852,488
Refrigerated	152,954	14,482	167,436	617,130	58,513	675,643
Other specialized	53,744	7,725	61,469	83,558	12,762	96,320
Total fleet	2,711,598	699,112	3,410,710	2,949,490	674,961	3,624,451
Percent of total fleet	79.5%	20.5%	100.0%	81.4%	18.6%	100.0%

Our total fleet as of March 31, 2019, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	79.3%
Master leases	13.5%
Direct financing and sales-type leases	4.4%
Spot leases	2.8%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2019 and 2018:

	Three months ended
	March 31,
	2019	2018
Utilization	98.3%	97.8%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers and, to a lesser extent, other non-leasing fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and ancillary charges. Our operating costs primarily consist of direct container expenses – owned fleet, distribution expense to managed fleet container investors, depreciation of container rental equipment, container impairment, amortization expense, general and administrative expenses and bad debt expense (recovery). Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	steel prices;
•	interest rates;
•	our ability to lease our new containers shortly after we purchase them;

•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers;
•	import/export tariffs, duties and restrictions;
•	governmental regulations, including environmental or maritime rules that impact container shipping; and
•	global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2018 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2019 and 2018

The following table summarizes our total revenues for the three months ended March 31, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Lease rental income - owned fleet	$128,973	$120,222	7.3%
Lease rental income - managed fleet (1)	26,553	28,404	(6.5%)
Lease rental income	$155,526	$148,626	4.6%

Management fees - non-leasing (1)	$2,301	$1,815	26.8%

Trading container sales proceeds	13,300	2,401	453.9%
Cost of trading containers sold (2)	(10,732)	(2,105)	409.8%
Trading container margin	$2,568	$296	767.6%

Gain on sale of owned fleet containers, net	$6,767	$6,627	2.1%

(1) Amounts for the three months ended March 31, 2018 have been adjusted and reclassified to conform with the 2019 presentation (see Note 3 "Immaterial Reclassification and Adjustment of Prior Periods" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K).

(2) Amount for the three months ended March 31, 2018 has been reclassified out of the operating expense section and included within revenue section to conform with the 2019 presentation.

Lease rental income for the three months ended March 31, 2019 increased $6,900 (4.6%) compared to the three months ended March 31, 2018 primarily due to a 1.7% increase in average per diem rental rates, a 4.1% increase in our total fleet that was available for lease and a 0.5% increase in utilization.

Management fees – non-leasing for the three months ended March 31, 2019 increased $486 (26.8%) compared to the three months ended March 31, 2018 primarily due to a $466 increase in acquisition fees on container purchases of managed fleet.

Trading container margin for the three months ended March 31, 2019 increased $2,272 (767.6%) compared to the three months ended March 31, 2018; $1,831 of the increase resulted from a growth in unit sales volume resulting from an increase in the number of trading containers that were available to source to sell and a $441 increase due to an increase in per unit margin.

Gain on sale of owned fleet containers, net for the three months ended March 31, 2019 increased $140 (2.1%) compared to the three months ended March 31, 2018 primarily due to a $1,208 increase resulting from an improvement in average gain per container sold, partially offset by a $874 decrease resulting from a reduction in the number of containers sold.

The following table summarizes our total operating expenses for the three months ended March 31, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Direct container expense - owned fleet	$11,647	$13,696	(15.0%)
Distribution expense to managed fleet container investors (1)	24,480	26,231	(6.7%)
Depreciation expense	60,944	56,334	8.2%
Container impairment	800	832	(3.8%)
Amortization expense	602	1,822	(67.0%)
General and administrative expense (2)	9,830	10,400	(5.5%)
Bad debt expense (recovery), net	159	(607)	(126.2%)
Total operating expenses	$108,462	$108,708	(0.2%)

(1) Amount for the three months ended March 31, 2018 has been adjusted and reclassified to conform with the 2019 presentation (see Note 3 "Immaterial Reclassification and Adjustment of Prior Periods" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K).

(2) Amount for the three months ended March 31, 2018 includes reclassification of short-term and long-term incentive compensation expense to conform with the 2019 presentation.

Direct container expense – owned fleet for the three months ended March 31, 2019 decreased $2,049 (-15.0%) compared to the three months ended March 31, 2018 primarily due to a $1,516 decrease in repositioning expense and a $897 decrease in maintenance expense.

Distribution expense to managed fleet container investors represents the amounts distributed to the managed fleet Container Investors on net operating income of the managed containers, reduced by the management fees earned and retained by the Company. The amount also includes direct container expenses of the managed containers. Distribution expense to managed fleet container investors for the three months ended March 31, 2019 decreased $1,751 (-6.7%) compared to the three months ended March 31, 2018 primarily due to a decrease in lease rental income on the managed fleet.

Depreciation expense for the three months ended March 31, 2019 increased $4,610 (8.2%) compared to the three months ended March 31, 2018; $6,014 of the increase was due to an increase in the size of our owned depreciable fleet and $897 of the increase was a result of changes in estimated future residual values of certain types of containers used in the calculation of depreciation expense effective July 1, 2018, partially offset by a $2,586 decrease attributable to containers that became fully depreciated or disposed.

Container impairment for the three months ended March 31, 2019 decreased $32 (-3.8%) compared to the three months ended March 31, 2018. The decrease was primarily due to an increase in impairment to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by an increase in reversal of recorded impairments on containers held for sale due to rising used container prices and gain on container recovery.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”).

Amortization expense for the three months ended March 31, 2019 decreased $1,220 (-67.0%) compared to the three months ended March 31, 2018, primarily due to an update in the management fee revenue estimates and a $835 write-off in 2018 on the Company’s intangible asset of the management rights due to the Company’s acquisition of a portion of Capital’s fleet that we previously managed.

General and administrative expense for the three months ended March 31, 2019 decreased $570 (-5.5%) compared to the three months ended March 31, 2018 primarily due to a $546 decrease in professional fees.

Bad debt expense (recovery), net changed from a net recovery of $607 for the three months ended March 31, 2018 to a net expense of $159 for the three months ended March 31, 2019 primarily due to an update on management’s assessment of the financial condition of certain of the Company’s lessees and their ability to make required payments.

The following table summarizes other (expense) income for the three months ended March 31, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Interest expense	$(37,516)	$(31,619)	18.7%
Interest income	638	303	110.6%
Realized gain on interest rate swaps, collars and caps, net	1,444	1,184	22.0%
Unrealized (loss) gain on interest rate swaps, collars and caps, net	(5,738)	2,263	(353.6%)
Other, net	—	2	(100.0%)
Net other expense	$(41,172)	$(27,867)	47.7%

Interest expense for the three months ended March 31, 2019 increased $5,897 (18.7%) compared to the three months ended March 31, 2018; $3,236 of the increase resulted from an increase in average debt balances of $316,814 and $2,661 of the increase resulted from an increase in average interest rates of 0.32 percentage points primarily due to an increase of the market rate during the three months ended March 31, 2019.

Realized gain on interest rate swaps, collars and caps, net for the three months ended March 31, 2019 increased $260 (22.0%) compared to the three months ended March 31, 2018 primarily due to an increase in market rates as compared to derivative strike rates in our contracts which caused a larger positive net settlement differential in 2019 compared to 2018.

Unrealized (loss) gain on interest rate swaps, collars and caps, net changed from a net gain of $2,263 for the three months ended March 31, 2018 to a net loss of $5,738 for the three months ended March 31, 2019. Unrealized (loss) gain are triggered by the change in the fair values of the Company’s interest rate hedging instruments, resulting from changes in the forward LIBOR curve.

The following table summarizes income tax expense and net income attributable to the noncontrolling interests for the three months ended March 31, 2019 and 2018 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Income tax expense	$373	$560	(33.4%)
Net income attributable to the noncontrolling interests	$105	$1,511	(93.1%)

Income tax expense for the three months ended March 31, 2019 decreased $187 (-33.4%) compared to the three months ended March 31, 2018.  Our effective tax rate decreased slightly to 2.13% from 2.69% for the three months ended March 31, 2019 and 2018, respectively.

Net income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income. Net income attributable to the noncontrolling interests for the three months ended March 31, 2019 decreased $1,406 (-93.1%) compared to the three months ended March 31, 2018. This was primarily due to our acquisition of the noncontrolling interest in TW in October 2018. See Note 2 "Accounting Policies and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Segment Information

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments for the three months ended March 31, 2019 and 2018 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Container Ownership	$6,749	$14,884	(54.7%)
Container Management	6,862	5,824	17.8%
Container Resale	5,163	2,680	92.6%
Other	(921)	(1,071)	(14.0%)
Eliminations	(325)	(1,528)	(78.7%)
Income before income tax and noncontrolling interests	$17,528	$20,789	(15.7%)

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment for the three months ended March 31, 2019 decreased $8,135 (-54.7%) compared to the three months ended March 31, 2018. The following table summarizes the variances included within this decrease:

Change from unrealized gain on interest rate swaps, collars and caps, net to unrealized loss on interest rate swaps, collars and caps, net	$(8,001)
Increase in interest expense	(5,897)
Increase in depreciation expense	(4,790)
Increase in lease rental income - owned fleet	8,926
Decrease in direct container expense	1,377
Other	250
$(8,135)

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended March 31, 2019 increased $1,038 (17.8%) compared to the three months ended March 31, 2018. The following table summarizes the variances included within this increase:

Decrease in lease rental income - managed fleet	$(1,851)
Decrease in distribution expense to managed fleet container investors	1,751
Decrease in amortization expense	1,053
Other	85
$1,038

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended March 31, 2019 increased $2,483 (92.6%) compared to the three months ended March 31, 2018 primarily due to a $2,270 increase in gains on container trading, net.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2019 decreased $150 (-14.0%) compared to the three months ended March 31, 2018 primarily due to a decrease in general and administrative expense.

Segment eliminations for the three months ended March 31, 2019 decreased $1,203 (-78.7%) compared to the three months ended March 31, 2018. This decrease consisted of a $1,059 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $144 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 74% of our direct container expenses for the three months ended March 31, 2019, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2018 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2019, our non-U.S. dollar operating expenses were spread among 16 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2019, we had cash and cash equivalents of $132,001. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of March 31, 2019, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$631,536	$568,464	$1,200,000	$631,536	$7,855	$639,391
TL Revolving Credit Facility	1,320,000	180,000	1,500,000	1,320,000	150,988	1,470,988
TAP Funding Revolving Credit Facility	166,150	23,850	190,000	166,150	5,605	171,755
TMCL VI Term Loan	269,873	—	269,873	269,873	—	269,873
2017-1 Bonds	347,122	—	347,122	347,122	—	347,122
2017-2 Bonds (1)	430,297	—	430,297	430,297	—	430,297
2018-1 Bonds (1)	246,663	—	246,663	246,663	—	246,663
Total (2)	$3,411,641	$772,314	$4,183,955	$3,411,641	$164,448	$3,576,089

(1)	Amount on the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $56 and $2,747, respectively.
(2)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $23,453.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2019, cumulative earnings of approximately $34,604 would be subject to income taxes of approximately $10,381 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent and lessees meet their lease payment obligations, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. We will continue to monitor our liquidity and the credit markets.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain other various debt covenants and borrowing base minimums. As of March 31, 2019, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes cash flow information for the three months ended March 31, 2019 and 2018:

	Three Months Ended		% Change
	March 31,		Between
	2019	2018	2019 and 2018
	(Dollars in thousands)
Net cash provided by operating activities	$107,109	$77,991	37.3%
Net cash used in investing activities	$(86,450)	$(220,980)	(60.9%)
Net cash (used in) provided by financing activities	$(26,171)	$177,984	(114.7%)

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2019 increased $29,118 (37.3%) compared to the three months ended March 31, 2018.  The following table summarizes the variances included within this increase:

Increase in net income adjusted for non-cash items	$7,815
Decrease in insurance receivable due to proceeds from insurance settlement during the three months ended March 31, 2019	9,814
Larger decrease in trading containers during the three months ended March 31, 2019 compared to the three months ended March 31, 2018	5,744
Decrease in accounts receivable, net from owned fleet during the three months ended March 31, 2019 compared to an increase during the three months ended March 31, 2018	4,877
Other	868
$29,118

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2019 decreased $134,530 (-60.9%) compared to the three months ended March 31, 2018. The decrease in cash used in investing activities was primarily due to lower amount of cash paid for container and fixed asset purchases.

Financing Activities

Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $177,984 for the three months ended March 31, 2018 to net cash used in financing activities of $26,171 for the three months ended March 31, 2019. The change was primarily due to a decrease of $654,000 (-91.6%) in proceeds from debt, partially offset by a decrease of $447,196 (-83.8%) in repayments of debt during the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2019:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2020	2021	2022	2023	2024	2025 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$631,536	$48,754	$58,052	$55,722	$55,722	$55,722	$357,564
TL Revolving Credit Facility	1,320,000	—	—	—	—	1,320,000	—
TAP Funding Revolving Credit Facility	166,150	10,815	16,357	138,978	—	—	—
TMCL VI Term Loan	269,873	26,121	25,500	25,500	25,500	25,500	141,752
2017-1 Bonds	347,122	37,100	42,136	55,352	64,330	61,453	86,751
2017-2 Bonds (2)	430,297	41,906	45,734	58,676	70,222	81,144	132,615
2018-1 Bonds (2)	246,663	18,655	18,655	18,655	18,655	18,655	153,388
Interest on obligations (3)	583,387	137,560	129,264	118,592	105,122	66,367	26,482
Interest rate swaps and caps (receivables) payables, net (4)	(1,207)	(2,478)	423	595	253	—	—
Office lease obligations	17,117	2,187	2,169	2,033	1,950	2,009	6,769
Container contracts payable	93,265	93,265	—	—	—	—	—
Total contractual obligations (5)	$4,104,203	$413,885	$338,290	$474,103	$341,754	$1,630,850	$905,321

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $56 and $2,747, respectively.
(3)	Using 2.49% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility. Weighted average interest rate at 4.08%.
(4)

Calculated based on the difference between our fixed contractual pay rates and the estimated receiving rate at 2.49% which was one-month spot LIBOR rate as of March 31, 2019 for all periods, for all interest rate contracts outstanding as of March 31, 2019.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $23,453.

Off Balance Sheet Arrangements

As of March 31, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2018 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2018 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2018 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2019, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2018 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $1,033,517 as of March 31, 2019, with expiration dates between April 2019 and January 2023.  Through the interest rate swap agreements, we have obtained fixed rates between 0.70% and 2.94%.  Our interest rate swap agreements had a fair value asset and a fair value liability of $3,244 and $7,064, respectively, as of March 31, 2019.

The notional amount of the interest rate cap agreements was $200,000 as of March 31, 2019, with expiration dates between June 2019 and August 2021.

Based on the average debt balances and derivative instruments as of March 31, 2019, it is estimated that a 1% increase in interest rates would result in a net increase of $2,700 in interest expense and realized gains on interest rate swaps, collars and caps, net for the three months ended March 31, 2019. It would also result in an increase in the fair value asset of interest rate swaps, collars and caps, net of $16,054.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2019, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2018 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2018 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer